Dynamotive Energy Systems Corporation
Suite 230 – 1700 West 75th Avenue
Vancouver, British Columbia, V6P 6G2
Telephone No.: (604) 267-6013 Fax No.: (604) 267-6005

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Take Notice that the annual and special general meeting (the “Meeting”) of Shareholders of Dynamotive Energy Systems Corporation (the “Company”) will be held at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, on June 22, 2007 at 2:00 p.m., local time, for the following purposes:

Annual Meeting Matters

1.

To receive the report of the directors of the Company, the audited financial statements of the Company for its fiscal period ended December 31, 2006, the report of the auditor thereon and related management discussion and analysis.

2.	To elect seven directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

Special Meeting Matters

4.	To consider and if thought fit, approve an ordinary resolution to change the designation of the Class “A” Preferred Shares of the Company to “Series Preferred Shares”.

5.

To consider and if thought fit, approve a special resolution to adopt a new form of Corporate Articles as permitted by the Business Corporations Act (British Columbia) and substantially in the form as tabled at the Meeting.

An Information Circular and an Annual Report containing a copy of the December 31, 2006 year end financial statements, report of the auditor and related management discussion and analysis accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The above meeting matters are deemed to include consideration of any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not aware of any other matters which are expected to come before the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by in accordance with the instructions set out in the form of proxy and in the Information Circular.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that such shareholder’s shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

Dated at Vancouver, British Columbia, this 23rd day of May, 2007.

BY ORDER OF THE BOARD

/s/ Robert Andrew Kingston

Robert Andrew Kingston
President and Chief Executive Officer